UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

[           ] Form 10-K    [ x ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-CEN    [           ] Form N-CSR

For Period Ended: January 31, 2023

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

C21 INVESTMENTS INC.
Full Name of Registrant

N/A
Former Name if Applicable

19th Floor, 885 West Georgia Street
Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, V6E 3H4
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s auditors require additional time to complete their audit of the annual financial statements of the Registrant for the financial year ended January 31, 2023. As a result, the Registrant is unable to file its Annual Report on Form 20-F for the year ended January 31, 2023 within the prescribed time period without unreasonable effort or expense. The Registrant anticipates that it will file its Annual Report on Form 20-F within the fifteen-day grace period provided by Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Kidd	833	289-2994
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ x ] Yes [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that net income for the year ended January 31, 2022 will be restated and reduced by $1.1 million due to an additional tax provision. While the audit is still ongoing, the Company anticipates that it will report for the year ended January 31, 2023 estimated net income of $84,202 or $0.00 per share compared to net income $9.8 million (restated from $10.9 million) or $0.08 per share (restated from $0.09 per share) for the year ended January 31, 2022.  The change between periods was primarily due to (i) $8.58 million gain on change in the fair value of derivative liabilities in 2022 versus a gain of $0.74 million in 2023;, (ii) a drop in gross profit from $18.8 million in 2022 to $13.4 million in 2023 due mainly to slowing sales and increasing pressure on sales margins; an increase in selling, general and administrative costs from $9.1 million in 2022 to $9.4 million in 2023; offset by a drop in the loss from discontinued operations from $2.2 million in 2022 to $0.9 million in 2023.

C21 INVESTMENTS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 1, 2023	By:	/s/ Michael Kidd
Michael Kidd
	Title:	Chief Financial Officer